EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT ("Agreement") dated as of January 21, 2020 is entered into by and between Telco Cuba, Inc. (f/k/a American Mineral Group, Inc.), a Nevada company (the "Company") and William Sanchez, an individual (the "Employee").

RECITALS

WHEREAS, the Company desires to employ the Employee, and the Employee desires to be employed by the Company and to render services to it, on the terms and subject to the conditions in this Agreement.

NOW, THEREFORE, in consideration of these premises, the respective covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. ***Term of Employment.*** The Employee's employment pursuant to this Agreement shall commence effective January 21, 2020 (the "Commencement Date") and, subject to earlier termination pursuant to Section 4 hereof, shall continue until January 20, 2025 (the "Scheduled Termination Date"); provided, however, that the initial term (the "Initial Term") of the Employee's employment hereunder shall automatically be extended for additional and successive one (1) year periods (each an "Additional Term") unless either party shall give the other party notice (in the manner hereinafter provided), not later than ninety (90) days prior to the expiration of the Initial Term or the then current Additional Term, of the notifying party's termination of the Employee's employment which shall be effective as of the expiration of the Initial Term or the then current Additional Term, as the case may be. For purposes hereof, the Initial Term and any Additional Term(s) are referred to collectively as the "Term."

Section 2. ***Position and Duties.*** Employee shall serve as Chief Executive Officer and President. In his capacities as Chief Executive Officer and President, Employee shall do and perform all services, acts or things necessary or advisable to:

(a) manage all Projects, Assets, and Public Company Filings;

(b) manage the production operations and facilities; and

(c) manage and stay updated on the work of all third party contractors and contractor staff.

(d) Oversee accounting of corporation

(e) Oversee sec/finra compliance

(f) Oversee all employees employed by the corporation

(g) Manage all contracts on behalf of the company

Employee shall be subject at all times to the policies set by the Board of Directors. Employee shall devote sufficient business time and efforts to the performance of the Employee's duties and responsibilities under this Agreement and to the business and affairs of the Company, its subsidiaries and affiliates.

Section 3. ***Compensation.***

(a) Base Salary. As compensation for the services to be performed hereunder, the Company shall pay the Employee a salary of Twenty Thousand Eight Hundred Thirty Three Dollars and Thirty Three Cents ($20,833.33) per month, payable on the first day of each month for the initial fiscal quarter of the Company during the Term ("Base Salary"). The Base Salary shall be increased, at the Company's sole discretion, upon the Company's assignment of further duties to Employee during the Term.

(b) Insurance. In addition to the monetary compensation above the Company shall provide the Employee and his family Health and Dental insurance ("Insurance"). If the Company cannot afford to pay for the Insurance then the amount that would have been spent on providing such Insurance will be added to Employees Base Salary.

(c) Life Insurance. In addition to the monetary compensation above the Company shall provide life insurance in the amount of Two Million Five Hundred Thousand Dollars (2,500,000.00

(d) Vehicle. The Company shall also provide the Employee a vehicle (payment not to exceed $550 a month) and gas card while Employee is employed at the Company. "). If the Company cannot afford to pay for the vehicle and gas card then the amount that would have been spent on providing such vehicle and gas card will be added to Employees Base Salary.

(e) Conversion. If the Company is unable to pay any or all of the above compensation to the Employee, the Employee shall be able to convert his unpaid compensation into the Common Stock of the Company based on the average weighted trading value of the Common Stock over the previous 10 days of trading before the conversion.

Section 4. ***Termination of Employment; Effect of Termination of Employment.***

(a) Termination of Employment. The Employee's employment by the Company may be terminated at any time during the Term by the Company: (1) with Cause (as such term is defined below), or (2) without Cause, or (3) in the event of the Employee's death, or (4) in the event of the Employee's Disability (as such term is defined below) (in the case of Disability, the termination shall be effective ten (10) days after notice thereof is given to the Employee). The Employee's employment by the Company may be voluntarily terminated at any time during the

Term on or after January 1, 2025 by the Employee, on no less than sixty (60) days prior written notice to the Company. After the expiration of the Term, the Board may continue the employment of the Employee and the Employee may accept the employment on an at-will basis.

(b) Certain Defined Terms.

As used herein, "Cause" means:

- The Employee's willful and material failure to perform his duties hereunder (other than any such failure due to the Employee's physical or mental illness), or the Employee's willful and material breach of his obligations hereunder;
- The Employee's engaging in willful and serious misconduct that has caused or is reasonably expected to result in material injury to the Company;
- The Employee's being convicted of, or entering a plea of guilty or nolo contender to, a crime that constitutes a felony; or
- The Employee's failure or inability to obtain or retain any license required to be obtained or retained by his in any jurisdiction in which the Company does or proposes to do business.

As used herein, "Disability" means a physical or mental impairment which substantially limits a major life activity of the Employee and which renders the Employee unable to perform the essential functions of the Executive's position, even with reasonable accommodation which does not impose an undue hardship on the Company, for ninety (90) days in any consecutive one-hundred eighty (180) day period. The Board reserves the right, in good faith, to make the determination of whether or not a Disability exists for purposes of this Agreement based upon information supplied by the Employee and/or his medical personnel, as well as information from medical personnel (or others) selected by the Company or its insurers.

(c) Notice of Termination. Any purported termination of the Employee's employment by either party and for any reason shall be communicated by written Notice of Termination (as defined below) by the terminating party to the other party. For purposes of this Agreement, a "Notice of Termination" shall mean a notice given by the Employee or the Company, which shall indicate the specific basis for termination of employment.

Section 5. *Notices.* Any notice required or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed given (i) if by hand delivery, or by a recognized national overnight courier service, upon receipt thereof or (ii) if mailed, three (3) days after it has been postmarked in the U.S. mails, postage prepaid, certified mail, return receipt requested. All notices shall be addressed to the parties at the respective addresses indicated herein or such other address as either party may in the future specify in writing to the other.

Section 6. *No Attachment.* Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; *provided, however*, that nothing in this Section 7 shall preclude the assumption of such rights by executors, administrators or other legal representatives of

the Employee or his estate and their assigning any rights hereunder to the person or persons entitled thereto.

Section 7. *Binding Agreement; No Assignment.* This Agreement shall be binding upon, and shall inure to the benefit of, the Employee and the Company and their respective permitted successors, assigns, heirs, beneficiaries and representatives. Notwithstanding anything contained herein, the Company shall have the right to assign its rights under Section 6 hereof to any successor of the Company's business. This Agreement is personal to the Employee and may not be assigned by him without the prior written consent of the Company. Any attempted assignment in violation of this Section 7 shall be null and void.

Section 8. *Governing Law; Jury Waiver.* This Agreement shall be governed by and construed, and the rights and obligations of the parties hereto enforced, in accordance with the laws of the State of Nevada, without regard to any conflicts or choice of law rules. In addition, the Company and the Employee hereby agree to the exclusive jurisdiction of the courts of the State of Nevada for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9. *Entire Agreement; No Waiver; Modification.* This Agreement shall constitute the entire agreement between the parties with respect to the matters covered hereby and shall supersede all previous written, oral or implied understandings between them with respect to such matters. No course of dealing and no delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party's rights, powers and remedies conferred by this Agreement or shall preclude any other or further exercise thereof or the exercise of any other right, power and remedy. No term or provision of this Agreement may be amended, altered, modified, rescinded, supplemented, or terminated except by a writing signed by each of the parties hereto.

Section 10. *Severability.* Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the fullest extent permitted by applicable law, the parties hereby waive any provision of law that renders any provisions hereof prohibited or unenforceable in any respect.

Section 11. *Counterparts.* This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall together be deemed to constitute one and the same instrument. Facsimiles and electronic copies in portable document format ("PDF") containing original signatures shall be deemed for all purposes to be originally signed copies of the documents that are the subject of such facsimiles or PDF versions.

Section 12. *Attorneys' Fees and Costs.* If any legal action is necessary to enforce or intetpret the terms of this agreement, the prevailing party shall be entitled to reasonable attorneys'

fees, costs, and necessary disbursements in addition to any other relief to which that party may be entitled. This provision shall be construed as applicable to the entire agreement.

Section 13. *Modifications.* Any modification of this agreement will be effective only if it is in writing and signed by the party to be charged.

Section 14. *Effect of Waiver.* The failure of either party to insist on strict compliance with any of the terms, covenants or conditions of this agreement by the other party shall not be deemed a waiver of that term, covenant or condition, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

[*Signature page to follow*]

IN WITNESS WHEREOF, the Company and the Employee have executed this Employment Agreement as of the date first written above.

COMPANY

Telco Cuba, Inc. (f/k/a American Mineral Group, Inc.)

By: ______________________
President, CEO

EMPLOYEE

William Sanchez

By: ______________________